Mail Stop 3561

      							July 8, 2005


Mr. Richard Goldenberg
Chief Financial Officer
EVCI Career Colleges Holding Corp.
1 Van Der Donck Street
2nd Floor
Yonkers, NY  10701

	Re:	EVCI Career Colleges Holding Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 23, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
			File No. 0-14827

Dear Mr. Goldenberg:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Item 8A.  Controls and Procedures, page 38

1. We note your disclosure that "[t]here have been no significant changes made in our internal controls or in other factors that could significantly affect our internal controls subsequent to that evaluation date." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and revise to provide the disclosure required by Item 308(c) of Regulation S-K.

Consolidated Statement of Income, page F-4

2. It appears that the $978,200 loss on settlement of tuition disallowance that you recognized in fiscal 2004 relates to your core operations and should not be classified as other expense in your income statement. Please revise or advise.

Notes to Consolidated Financial Statements, page F-7

Note 1.  Summary of Significant Accounting Policies, page F-7

3. Please tell us in detail about your refund policy and how it relates to your recognition of revenue and related receivables.

Note 5.  Goodwill, page F-11

4. Citing the appropriate accounting literature, please tell us why you believe it was appropriate to recognize the arbitration adjustments and interest in the amount of $314,102 as additional goodwill in fiscal 2004.

Note 8.  Income Taxes, page F13

5. In future filings, disclose your basis for any material change to your valuation allowance.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Carlos Pacho, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								/s/  Larry Spirgel
								Assistant Director
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Mr. Richard Goldenberg
EVCI Career Colleges Holding Corp.
July 8, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549